# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLIGENIX, INC., CIK 0000812796
CUSIP: 834223604
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 29 EMMONS DRIVE, 29 EMMONS DRIVE, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002103370-26-000002
Filed by CIK 0002103370

## Reporting persons
- MJL Manager LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,053,706; sole dispositive power 0; shared dispositive power 2,053,706; aggregate amount beneficially owned 2,053,706 (9.4% of the class)
  Comment: MJL Manager LLC ("MJL") is the general partner of Capuchin Capital Fund LP.
- Michael Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,053,706; sole dispositive power 0; shared dispositive power 2,053,706; aggregate amount beneficially owned 2,053,706 (9.4% of the class)
  Comment: Michael Liu is the sole control person of MJL and, in such capacity, has the authority to direct the voting and disposition of the shares held by Capuchin Capital Fund LP. The reporting of shared power by the reporting persons shall not be construed as an admission that they are the beneficial owner of shares beneficially owned by the other, and each expressly disclaims beneficial ownership except to the extent of such person's actual pecuniary interest therein.
- Capuchin Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,053,706; sole dispositive power 0; shared dispositive power 2,053,706; aggregate amount beneficially owned 2,053,706 (9.4% of the class)

## Item 1. Issuer
Name of issuer: SOLIGENIX, INC.
Address of issuer's principal executive offices: 29 EMMONS DRIVE, 29 EMMONS DRIVE, PRINCETON, NEW JERSEY, 08540.

## Item 2. Person Filing
Name of person filing:
MJL Manager LLC
Michael Liu
Capuchin Capital Fund LP
Address of principal business office or, if none, residence: 12 Manley Road, Pennington NJ 08534
Citizenship:
MJL Manager LLC - New Jersey
Michael Liu - USA
Capuchin Capital Fund LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MJL Manager LLC - 2,053,706
Michael Liu - 2,053,706
Capuchin Capital Fund LP - 2,053,706
Percent of class:
MJL Manager LLC - 9.4%
Michael Liu - 9.4%
Capuchin Capital Fund LP - 9.4%
Sole power to vote or to direct the vote:
MJL Manager LLC - 0
Michael Liu - 0
Capuchin Capital Fund LP - 0
Shared power to vote or to direct the vote:
MJL Manager LLC - 2,053,706
Michael Liu - 2,053,706
Capuchin Capital Fund LP - 2,053,706
Sole power to dispose or to direct the disposition:
MJL Manager LLC - 0
Michael Liu - 0
Capuchin Capital Fund LP - 0
Shared power to dispose or to direct the disposition:
MJL Manager LLC - 2,053,706
Michael Liu - 2,053,706
Capuchin Capital Fund LP - 2,053,706

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) in lieu of an Exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MJL Manager LLC: Michael Liu, Managing Member (11/02/2026)
- Michael Liu: Michael Liu, Individual (11/02/2026)
- Capuchin Capital Fund LP: Michael Liu, Managing Member (11/02/2026)